Room 4561

July 20, 2006

Mr. Thomas J. Falk
Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re:** **Kimberly-Clark Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for the period ended March 31, 2006 filed May 5, 2006**
> **Form 8-K filed during Fiscal 2006**
> **File No. 1-225**

Dear Mr. Falk:

We have reviewed your response letter dated May 22, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Competitive Improvements Initiative, page 7

1. We note your response to prior comment number 1 from our letter dated May 10, 2006. To help us understand your basis for concluding that your cost improvement initiative represents a single plan for financial reporting and disclosure purposes, provide us with the following:

   - Tell us whether the initiative, as authorized by the your Board of Directors in July 2005, specifically identified all actions to be taken to complete the initiative, the activities that will not be continued, including the method of disposition and location of those activities, and the expected date of completion;

   - Tell us whether any additional approvals or authorizations from the Board of Directors, beyond the July 2005 authorization, will be necessary to complete the initiative; and,

   - In view of the length of the initiative, explain your basis for concluding that significant changes to the initiative are not likely.

2. Disclosure included in your Form 8-K dated January 23, 2006 indicates that, on January 18, 2006, the corporation authorized two subsequent phase projects pursuant to the competitive improvement initiative. Explain to us how the actions under the two subsequent phase project relate to the initiative as originally authorized in July 2005. Additionally, explain specifically what actions or activities were authorized on January 18, 2006. Also, given that the initiative was authorized in July 2005, explain why the January 2006 authorizations were necessary. Finally, explain how this apparent need for additional authorizations is consistent with your conclusion that the initiative represented a single plan.

Form 8-K filed April 24, 2006

3. Your response to prior comment number 4 from our letter dated May 10, 2006 describes various reasons why you believe charges incurred in connection with your competitive improvements to be unusual. However, Item 10(e)(ii)(B) of regulation S-K indicates that it is not appropriate to describe an item as unusual

when the nature of the item is such that it is reasonably likely to recur within two years. While the prohibition identified in 10(e)(ii)(B) of Regulation S-K is not applicable to furnished information, the guidance with respect to what constitutes an "unusual" item for purposes of non-GAAP presentations appears applicable to both furnished and filed information.

Based on the description of your initiative contained in various of your filings, it appears that charges related to asset impairments, asset write-offs and workforce reductions will recur in numerous future periods. In view of this, and given the guidance of Item 10(e)(ii)(B) of Regulation S-K, it does not appear appropriate to describe charges related to your initiative as unusual.

4. Your response to prior comment number 5 from our letter dated May 10, 2006 suggests that you do not believe that the guidance in the responses to Questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures is applicable to information that is furnished and not filed. However, the final sentences under the responses to both Questions 8 and 9 clearly indicate that the guidance may apply to furnished information.

As your non-GAAP measures exclude items that appear to be recurring in nature, you must meet the burden of demonstrating the usefulness of the measures. Such measures more likely would be permissible if you reasonably believe it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, inclusion of such measures may be misleading absent the following disclosure:

- The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief